UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Ceres, Inc.

(Name of Subject Company (Issuer))

Roman Merger Sub, Inc.

a wholly owned subsidiary of

Land O’Lakes, Inc.

(Names of Filing Persons (Offerors)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

156773400

(CUSIP Number of Class of Securities)

Peter Janzen

Senior Vice President, Assistant Secretary and General Counsel

Land O’Lakes, Inc.

4001 Lexington Ave. N.

Arden Hills, MN 55126

(651) 375-2012

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Jonathan A. Van Horn

Dorsey & Whitney LLP

50 S. Sixth Street, Suite 1500

Minneapolis, MN 55402

(612) 340-2600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A*	N/A*

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned tender offer by Roman Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Land O’Lakes, Inc. (“Parent”) for all of the outstanding common stock of Ceres, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of June 16, 2016, among Purchaser, Parent and the Company.

EXHIBIT INDEX

Exhibit 99.1	Joint Press Release issued by Ceres, Inc. and Land O’Lakes, Inc., dated as of June 17, 2016

Exhibit 99.2	Presentation to Ceres, Inc. employees on June 17, 2016